

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 3, 2017

Edward C. DeFeudis
Source Financial, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

      Re: Source Financial, Inc.
             Preliminary Information Statement Filed on Schedule 14C
             Filed February 2, 2017
             File No. 000-55122

Dear Mr. DeFeudis:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Christian Windsor

                  Christian Windsor
                  Special Counsel
                  Office of Financial Services